Exhibit 18.1

August 12, 2019

The Audit Committee of Twin River Worldwide Holdings, Inc.
100 Twin River Road
Lincoln, Rhode Island 02865

Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended June 30, 2019, of the facts relating to, the change in accounting principle of the Company’s method of accounting for recognition of certain stock-based compensation from the accelerated attribution method to the straight-line method for its time-based awards. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Twin River Worldwide Holdings Inc., that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of Twin River Worldwide Holdings Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2018. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of Twin River Worldwide Holdings, Inc., or on the financial position, results of operations, or cash flows of Twin River Worldwide Holdings, Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2018.

Yours truly,
/s/ DELOITTE & TOUCHE LLP

Parsippany, NJ
August 12, 2019